UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary

Dated: September 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 23, 2009, entitled “No Casualties as Typhoon Koppu Blasts Huizhou oilfields”.

Exhibit 99.1

CNOOC LIMITED

For Immediate Release

No Casualties as Typhoon Koppu Blasts Huizhou oilfields

(Hong Kong, Sep 23 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that benefiting from the CACT Operators Group’s quick response, no casualties has occurred during Typhoon Koppu’s recent attack to Huizhou oilfields. CACT Operators Group consists of CNOOC Ltd, Eni and Chevron.

Koppu was rapidly strengthening as it hit Huizhou oilfields on 14th Sep, upgrading from tropic storm into typhoon, causing the displacement of the “Nanhai Faxian” FPSO’s single point mooring (SPM) system. Due to the preparation in advance, Typhoon Koppu did not cause any casualties.

After Koppu swept through, the Company arranged ROV to check the underwater facilities of Huizhou oilfields. According to the examination, 4 anchors and the delivery hose to the FPSO are proved to be broken.

Till now, the situation on “Nanhai Faxian” is under control, all staffs and materials have been ensured. The Company has quickly gathered relevant expertise and service providers to launch with technical solutions and to tug the FPSO to safe areas as soon as possible.

Meanwhile, we, together with Eni and Chevron, are on the progress to come up with temporary recovery plans for the oilfields. Before Koppu, The production capacity of Huizhou oil fields was approximately 41,000 barrels of oil, and over 33 million cubic feet of natural gas per day.

CACT Operators Group maintains appropriate insurance coverage of the operations related to Huizhou oilfields.

Mr. Yang Hua, President of the Company commented: “The Company and the CACT Operators Group have been paying great attention to health, safety and environment protection during operations. Thanks to this long standing effort and full preparation before the Typhoon Koppu, no casualties has occurred to Huizhou oil fields. We will be working closely with the partners to establish appropriate measures to settle engineering issues and to insure the oilfields back to production as early as possible.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com